Exhibit 99.3

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON 04/09/10 FOR FUNTALK CHINA HOLDINGS LIMITED THE FOLLOWING MATERIAL IS AVAILABLE AT WWW.PROXYVOTE.COM ** **

FUNTALK CHINA HOLDINGS LIMITED SPECIAL MEETING TO BE HELD ON 04/09/10
FOR HOLDERS AS OF 03/11/10	* ISSUER CONFIRMATION COPY – INFO ONLY *
2 1-0001	THIS FORM IS PROVIDED FOR INFORMATIONAL			2-I -$
G36993	PURPOSES ONLY. PLEASE DO NOT USE IT FOR
VOTING PURPOSES.
THIS SPACE INTENTIONALLY LEFT BLANK

PLEASE INDICATE YOUR VOTING

INSTRUCTIONS FOR EACH PROPOSAL

1 *- THAT THE COMPANY’S 2010 SHARE INCENTIVE PLAN IN THE FORM ——————->>>		FOR —››› 1		x
ATTACHED TO THE NOTICE CONVENING THIS EGM, TOGETHER WITH ALL		0019900
ACTS AND DEEDS OF THE COMPANY IN CONNECTION THEREWITH, BE AND
ARE APPROVED.				3
DO NOT USE
G36993

*NOTE* SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE
MEETING OR ANY ADJOURNMENT THEREOF.			DO NOT USE	PLACE “X” HERE IF YOU PLAN TO ATTEND ______
AND VOTE YOUR SHARES AT THE MEETING ______
DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE
51 MERCEDES WAY EDGEWOOD NY 11717
DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

		DO NOT USE	FUNTALK CHINA HOLDINGS LIMITED
MATERIALS ELECTION			SOUTH 3/F, CHANG’AN XINGRONG
		DO NOT USE	CNTR NO. 1 NAOSHIKOU STREET, XICHENG
DISTRICT, BEIJING CHINA 100031
CHINA
As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy.  Check the box to the right if you want to receive future proxy materials by mail at no cost to you.  Even if you do not check the box, you will have the right to request a free set of proxy materials upon receipt of a Notice.
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